82-15601

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

02060113

Our Ref.: HASE/JY/HI/02529

27th November, 2002.

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

02 DEC -2 AM 9:07

Dear Sirs,

Re: Announcement regarding the despatch of scheme document and circular

We enclose for your information a copy of the announcement *(in English)* of the Company on 26th November, 2002 which has been advertised in newspapers on 27th November, 2002.

Yours faithfully,

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

dlw 12/3

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

DELAY IN DESPATCH OF SCHEME DOCUMENT AND CIRCULAR

Despatch of the Scheme Document and the Circular will be delayed by up to 14 days in order to accommodate the timetable of the Court.

Introduction

Reference is made to the joint announcement dated 5th November, 2002 (the "Announcement") by Henderson Land Development Company Limited ("HLD") and Henderson Investment Limited ("HIL") in which it was announced that the Proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, the scheme document in relation to the Proposal (the "Scheme Document") should normally be sent to HIL Shareholders within 21 days of the date of the Announcement, and in this case on or before 26th November, 2002.

Due to additional time required to accommodate the timetable for the Court process to convene the Court Meeting, an application has been made to the Securities and Futures Commission for an extension of 14 days to despatch the Scheme Document. On such basis, the Scheme Document will be sent to HIL Shareholders on or before Tuesday, 10th December, 2002.

Despatch of the Circular

The Proposal constitutes a discloseable transaction for HLD under the Listing Rules. Under Rule 14.13(2) of the Listing Rules, the discloseable transaction circular containing details of the Proposal (the "Circular") should normally be sent to HLD Shareholders within 21 days of the Announcement, and in this case on or before 26th November, 2002.

However, it is intended that the Circular will be despatched on the same date as the Scheme Document, which is now expected to be on or before Tuesday, 10th December, 2002. Therefore, a waiver application has been made to the Stock Exchange for an extension of 14 days to despatch the Circular.

By order of the Board
Henderson Land Development Company Limited
John Yip
Secretary

By order of the Board
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 26th November, 2002

The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.